Exhibit 99.1

FOR IMMEDIATE RELEASE

Studio City International Holdings Limited Announces

Unaudited First Quarter 2019 Earnings

Macau, Tuesday, May 7, 2019 – Studio City International Holdings Limited (NYSE: MSC) (“Studio City” or the “Company”), a world-class gaming, retail and entertainment resort located in Cotai, Macau, today reported its unaudited financial results for the first quarter of 2019.

Total operating revenues for the first quarter of 2019 were US$151.1 million, as compared to US$156.9 million in the first quarter of 2018. The decrease in total operating revenues was due to the decrease in revenues from the provision of gaming related services, partially offset by higher non-gaming revenues.

Revenues from the provision of gaming related services are derived from the provision of facilities for the operations of Studio City Casino by Melco Resorts (Macau) Limited (the “Gaming Operator”), a subsidiary of Melco Resorts & Entertainment Limited (“Melco”) and holder of a gaming subconcession, and services related thereto.

Studio City Casino generated gross gaming revenues of US$348.9 million and US$425.6 million for the first quarters of 2019 and 2018, respectively. Affected by the Macau market-wide VIP weakness, and by increasing competition in and around Cotai, Studio City’s rolling chip volume totaled US$2.7 billion for the first quarter of 2019 versus US$6.6 billion in the first quarter of 2018. The rolling chip win rate was 3.3% in the first quarter of 2019 versus 2.7% in the first quarter of 2018. The expected rolling chip win rate range is 2.7% - 3.0%. Mass market table games drop increased to US$851.4 million in the first quarter of 2019 compared with US$825.2 million in the first quarter of 2018. The mass market table games hold percentage was 28.4% in the first quarter of 2019 compared to 27.4% in the first quarter of 2018. Gaming machine handle for the first quarter of 2019 was US$560.6 million, compared with US$581.6 million in the first quarter of 2018. The gaming machine win rate was 3.3% in the first quarter of 2019 compared to 3.7% in the first quarter of 2018. Total gaming tax and the costs incurred in connection with the operation of Studio City Casino deducted from gross gaming revenues were US$258.5 million and US$327.2 million in the first quarters of 2019 and 2018, respectively.

After the Gaming Operator deducted gaming tax and the costs incurred in connection with its operations of Studio City Casino from the gross gaming revenues, the Company recognized revenues from provision of gaming related services of US$90.4 million and US$98.4 million for the first quarters of 2019 and 2018, respectively.

Total non-gaming revenues at Studio City for the first quarter of 2019 was US$60.7 million, compared with US$58.5 million for the first quarter of 2018.

Operating income for the first quarter of 2019 was US$38.5 million, compared with operating income of US$48.1 million in the first quarter of 2018, representing a decrease of 20%.

Adjusted EBITDA(1) was US$84.2 million for the first quarter of 2019, as compared to Adjusted EBITDA of US$93.0 million in the first quarter of 2018, representing a decrease of 9%. The year-on-year decrease in Adjusted EBITDA was mainly attributable to the decrease in revenues from the provision of gaming related services.

Net income attributable to Studio City International Holdings Limited for the first quarter of 2019 was US$2.9 million, compared with US$8.8 million in the first quarter of 2018. The net income attributable to participation interest for the first quarter of 2019 was US$0.9 million.

Other Factors Affecting Earnings

Total net non-operating expenses for the first quarter of 2019 were US$34.6 million, which mainly included interest expenses, of US$34.1 million.

Depreciation and amortization costs of US$43.1 million were recorded in the first quarter of 2019 of which US$0.8 million was related to the amortization expense for the land use right.

In January 2019, the Gaming Operator informed us via our subsidiary, Studio City Entertainment Limited, that it will cease VIP rolling chip operations at the Studio City Casino on January 15, 2020. Revenues from provision of gaming related services in relation to the Studio City Casino VIP gaming operations amounted to US$0.9 million in the first quarter of 2019, compared with US$12.3 million in the first quarter of 2018. The year-on-year decrease in revenues from provision of gaming related services in relation to the Studio City Casino VIP gaming operations was primarily due to the Macau market-wide VIP weakness and increasing competition in and around Cotai, which led to a decrease in Studio City’s rolling chip volume in the first quarter of 2019 as compared with the first quarter of 2018.

The Adjusted EBITDA for Studio City for the three months ended March 31, 2019 referred to in Melco’s earnings release dated May 7, 2019 (“Melco’s earnings release”) is US$12.2 million more than the Adjusted EBITDA of Studio City contained in this report. The Adjusted EBITDA of Studio City contained in this report includes certain intercompany charges that are not included in the Adjusted EBITDA for Studio City contained in the Melco’s earnings release. Such intercompany charges include, among other items, fees and shared service charges billed between the Company and its subsidiaries and certain subsidiaries of Melco. Also, Adjusted EBITDA of Studio City included in the Melco’s earnings release does not reflect certain costs related to the VIP operations at Studio City Casino.

Financial Position and Capital Expenditures

Total cash and bank balances as of March 31, 2019 aggregated US$585.0 million (December 31, 2018: US$377.6 million), including US$49.2 million of restricted cash (December 31, 2018: US$31.7 million). Total debt, net of unamortized deferred financing costs at the end of the first quarter of 2019, was US$1.8 billion (December 31, 2018: US$1.6 billion).

Capital expenditures for the first quarter of 2019 were US$12.3 million.

Other Information

The Company is aware that New Cotai, LLC (“New Cotai”), a shareholder of Studio City, and certain of New Cotai’s affiliates have commenced a voluntary Chapter 11 bankruptcy petition in the Southern District of New York. The Company does not anticipate that the bankruptcy of New Cotai will have any material impact on the business or operations of Studio City or the funding or the timing of the development and construction of Studio City’s Phase II expansion. Melco continues to remain the majority shareholder of Studio City.

Safe Harbor Statement

This press release contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. Studio City International Holdings Limited (the “Company”) may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission (the “SEC”), in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about the Company’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties, and a number of factors could cause actual results to differ materially from those contained in any forward-looking statement. These factors include, but are not limited to, (i) growth of the gaming market and visitations in Macau, (ii) capital and credit market volatility, (iii) local and global economic conditions, (iv) our anticipated growth strategies, (v) gaming authority and other governmental approvals and regulations, and (vi) our future business development, results of operations and financial condition. In some cases, forward-looking statements can be identified by words or phrases such as “may”, “will”, “expect”, “anticipate”, “target”, “aim”, “estimate”, “intend”, “plan”, “believe”, “potential”, “continue”, “is/are likely to” or other similar expressions. Further information regarding these and other risks, uncertainties or factors is included in the Company’s filings with the SEC. All information provided in this press release is as of the date of this press release, and the Company undertakes no duty to update such information, except as required under applicable law.

Non-GAAP Financial Measures

(1)

“Adjusted EBITDA” is defined as earnings before interest, taxes, depreciation, amortization, pre-opening costs, property charges and other, other non-operating income and expenses. We believe that adjusted EBITDA provides useful information to investors and others in understanding and evaluating our operating results. This non-GAAP financial measure eliminates the impact of items that we do not consider indicative of the performance of our business. While we believe that this non-GAAP financial measure is useful in evaluating our business, this information should be considered as supplemental in nature and is not meant as a substitute for the related financial information prepared in accordance with U.S. GAAP. It should not be considered in isolation or construed as an alternative to net income/loss, cash flow or any other measure of financial performance or as an indicator of our operating performance, liquidity, profitability or cash flows generated by operating, investing or financing activities. The use of adjusted EBITDA has material limitations as an analytical tool, as adjusted EBITDA does not include all items that impact our net income/loss. Investors are encouraged to review the reconciliation of the historical non-GAAP financial measure to its most directly comparable GAAP financial measure.

(2)

“Adjusted net income/loss” is net income/loss before pre-opening costs, property charges and other, loss on extinguishment of debt and costs associated with debt modification, net of participation interest. Adjusted net income/loss is presented as supplemental disclosure because management believes it provides useful information to investors and others in understanding and evaluating our performance, in addition to income/loss computed in accordance with U.S. GAAP. Adjusted net income/loss may be different from the calculation methods used by other companies and, therefore, comparability may be limited. Reconciliations of adjusted net income/loss with the most comparable financial measures calculated and presented in accordance with U.S. GAAP are provided herein immediately following the financial statements included in this press release.

About Studio City International Holdings Limited

The Company, with its American depositary shares listed on the New York Stock Exchange (NYSE: MSC), is a world-class gaming, retail and entertainment resort located in Cotai, Macau. For more information about the Company, please visit www.studiocity-macau.com.

The Company is strongly supported by its single largest shareholder, Melco Resorts & Entertainment Limited, a company with its American depositary shares listed on the NASDAQ Global Select Market (NASDAQ: MLCO).

For investment community, please contact:

Richard Huang

Director, Investor Relations

Tel: +852 2598 3619

Email: richardlshuang@melco-resorts.com

For media enquiries, please contact:

Chimmy Leung

Executive Director, Corporate Communications

Tel: +852 3151 3765

Email: chimmyleung@melco-resorts.com

Studio City International Holdings Limited and Subsidiaries

Condensed Consolidated Statements of Operations

(In thousands of U.S. dollars, except share and per share data)

	Three Months Ended March 31,
	2019	2018
	(Unaudited)	(Unaudited)
OPERATING REVENUES
Provision of gaming related services	$90,391	$98,401
Rooms	20,960	21,833
Food and beverage	17,513	16,053
Entertainment	6,172	3,655
Services fee	9,052	9,651
Mall	6,382	6,434
Retail and other	633	872

Total operating revenues	151,103	156,899

OPERATING COSTS AND EXPENSES
Provision of gaming related services	(5,782)	(5,495)
Rooms	(5,638)	(5,421)
Food and beverage	(15,024)	(13,905)
Entertainment	(6,767)	(3,341)
Mall	(2,734)	(3,134)
Retail and other	(490)	(653)
General and administrative	(30,440)	(31,942)
Pre-opening costs	(2,489)	(42)
Amortization of land use right	(823)	(831)
Depreciation and amortization	(42,315)	(41,648)
Property charges and other	(129)	(2,363)

Total operating costs and expenses	(112,631)	(108,775)

OPERATING INCOME	38,472	48,124

NON-OPERATING INCOME (EXPENSES)
Interest income	1,504	743
Interest expenses	(34,054)	(40,082)
Loan commitment fees	(103)	(103)
Foreign exchange gains, net	913	148
Other income, net	693	66
Loss on extinguishment of debt	(2,995)	—
Costs associated with debt modification	(579)	—

Total non-operating expenses, net	(34,621)	(39,228)

INCOME BEFORE INCOME TAX	3,851	8,896
INCOME TAX EXPENSE	(66)	(47)

NET INCOME	3,785	8,849
NET INCOME ATTRIBUTABLE TO PARTICIPATION INTEREST	(873)	—

NET INCOME ATTRIBUTABLE TO STUDIO CITY INTERNATIONAL HOLDINGS LIMITED	$2,912	$8,849

NET INCOME ATTRIBUTABLE TO STUDIO CITY INTERNATIONAL HOLDINGS LIMITED PER CLASS A ORDINARY SHARE:
Basic and diluted	$0.012	$0.049

NET INCOME ATTRIBUTABLE TO STUDIO CITY INTERNATIONAL HOLDINGS LIMITED PER ADS:
Basic and diluted	$0.048	$0.195

WEIGHTED AVERAGE CLASS A ORDINARY SHARES OUTSTANDING USED IN NET INCOME ATTRIBUTABLE TO STUDIO CITY INTERNATIONAL HOLDINGS LIMITED PER CLASS A ORDINARY SHARE CALCULATION:
Basic and diluted	241,818,016	181,279,400

Note:

In connection with the Company’s initial public offering (the “IPO”) on October 22, 2018, the Company underwent a series of organizational transactions. For the preparation of the accompanying unaudited condensed consolidated financial statements and the calculation of net income attributable to Studio City International Holdings Limited per Class A ordinary share for period prior to the IPO, the Company has retrospectively presented net income attributable to Studio City International Holdings Limited per Class A ordinary share and the share capital as if the organizational transactions had occurred at the beginning of the earliest period presented. Such retrospective presentation reflects the redesignation of the issued 18,127.94 ordinary shares of $1 par value each to 181,279,400 Class A ordinary shares of $0.0001 par value each. For period prior to the IPO date, the retrospective presentation does not include the exchange of 72,511,760 Class A ordinary shares into 72,511,760 Class B ordinary shares of $0.0001 par value each and the issuance of 115,000,000 Class A ordinary shares in the IPO.

Studio City International Holdings Limited and Subsidiaries

Condensed Consolidated Balance Sheets

(In thousands of U.S. dollars, except share and per share data)

	March 31, 2019	December 31, 2018
	(Unaudited)	(Audited)
ASSETS
CURRENT ASSETS
Cash and cash equivalents	$535,744	$345,854
Restricted cash	49,092	31,582
Accounts receivable, net	1,995	1,712
Amounts due from affiliated companies	46,022	42,339
Inventories	10,421	9,904
Prepaid expenses and other current assets	28,901	27,650

Total current assets	672,175	459,041

PROPERTY AND EQUIPMENT, NET	2,146,271	2,175,858
LONG-TERM PREPAYMENTS, DEPOSITS AND OTHER ASSETS	43,813	45,766
RESTRICTED CASH	129	129
OPERATING LEASE RIGHT-OF-USE ASSETS	14,388	—
LAND USE RIGHT, NET	120,435	121,544

TOTAL ASSETS	$2,997,211	$2,802,338

LIABILITIES, SHAREHOLDERS’ EQUITY AND PARTICIPATION INTEREST
CURRENT LIABILITIES
Accounts payable	$7,038	$6,421
Accrued expenses and other current liabilities	82,017	62,825
Income tax payable	33	33
Current portion of long-term debt, net	348,345	347,740
Amounts due to affiliated companies	14,697	21,953

Total current liabilities	452,130	438,972

LONG-TERM DEBT, NET	1,431,369	1,261,904
OTHER LONG-TERM LIABILITIES	5,291	4,017
DEFERRED TAX LIABILITIES	1,108	1,044
OPERATING LEASE LIABILITIES, NON-CURRENT	13,761	—
AMOUNT DUE TO AN AFFILIATED COMPANY	216	—

TOTAL LIABILITIES	1,903,875	1,705,937

SHAREHOLDERS’ EQUITY AND PARTICIPATION INTEREST
Class A ordinary shares	24	24
Class B ordinary shares	7	7
Additional paid-in capital	1,655,602	1,655,602
Accumulated other comprehensive losses	(19,332)	(14,063)
Accumulated losses	(795,186)	(798,098)

Total shareholders’ equity	841,115	843,472

PARTICIPATION INTEREST	252,221	252,929

Total shareholders’ equity and participation interest	1,093,336	1,096,401

TOTAL LIABILITIES, SHAREHOLDERS’ EQUITY AND PARTICIPATION INTEREST	$2,997,211	$2,802,338

Studio City International Holdings Limited and Subsidiaries

Reconciliation of Net Income Attributable to Studio City International Holdings Limited to

Adjusted Net Income Attributable to Studio City International Holdings Limited

(In thousands of U.S. dollars, except share and per share data)

	Three Months Ended March 31,
	2019	2018
	(Unaudited)	(Unaudited)
Net Income Attributable to Studio City International Holdings Limited	$2,912	$8,849
Pre-opening Costs	2,489	42
Property Charges and Other	129	2,363
Loss on Extinguishment of Debt	2,995	—
Costs Associated with Debt Modification	579	—
Participation Interest Impact on Adjustments	(1,428)	—

Adjusted Net Income Attributable to Studio City International Holdings Limited	$7,676	$11,254

ADJUSTED NET INCOME ATTRIBUTABLE TO STUDIO CITY INTERNATIONAL HOLDINGS LIMITED PER CLASS A ORDINARY SHARE:
Basic and diluted	$0.032	$0.062

ADJUSTED NET INCOME ATTRIBUTABLE TO STUDIO CITY INTERNATIONAL HOLDINGS LIMITED PER ADS:
Basic and diluted	$0.127	$0.248

WEIGHTED AVERAGE CLASS A ORDINARY SHARES OUTSTANDING USED IN ADJUSTED NET INCOME ATTRIBUTABLE TO STUDIO CITY INTERNATIONAL HOLDINGS LIMITED PER CLASS A ORDINARY SHARE CALCULATION:
Basic and diluted	241,818,016	181,279,400

Studio City International Holdings Limited and Subsidiaries

Reconciliation of Operating Income to Adjusted EBITDA

(In thousands of U.S. dollars)

	Three Months Ended March 31,
	2019	2018
	(Unaudited)	(Unaudited)
Operating Income	$38,472	$48,124
Pre-opening Costs	2,489	42
Depreciation and Amortization	43,138	42,479
Property Charges and Other	129	2,363

Adjusted EBITDA	$84,228	$93,008

Studio City International Holdings Limited and Subsidiaries

Reconciliation of Net Income Attributable to Studio City International Holdings Limited to Adjusted EBITDA

(In thousands of U.S. dollars)

	Three Months Ended March 31,
	2019	2018
	(Unaudited)	(Unaudited)
Net Income Attributable to Studio City International Holdings Limited	$2,912	$8,849
Net Income Attributable to Participation Interest	873	—

Net Income	3,785	8,849
Income Tax Expense	66	47
Interest and Other Non-Operating Expenses, Net	34,621	39,228
Property Charges and Other	129	2,363
Depreciation and Amortization	43,138	42,479
Pre-opening Costs	2,489	42

Adjusted EBITDA	$84,228	$93,008

Studio City International Holdings Limited and Subsidiaries

Supplemental Data Schedule

	Three Months Ended March 31,
	2019	2018
Room Statistics:
Average daily rate (3)	$134	$139
Occupancy per available room	100%	100%
Revenue per available room (4)	$133	$139
Other Information:
Average number of table games	294	294
Average number of gaming machines	974	943
Table games win per unit per day (5)	$12,507	$15,296
Gaming machines win per unit per day (6)	$211	$250

(3)	Average daily rate is calculated by dividing total room revenues including complimentary rooms (less service charges, if any) by total occupied rooms including complimentary rooms
(4)	Revenue per available room is calculated by dividing total room revenues including complimentary rooms (less service charges, if any) by total rooms available
(5)

Table games win per unit per day is shown before discounts, commissions, non-discretionary incentives (including the point-loyalty programs) as administered by the Gaming Operator and allocating casino revenues related to goods and services provided to gaming patrons on a complimentary basis

(6)

Gaming machines win per unit per day is shown before non-discretionary incentives (including the point-loyalty programs) as administered by the Gaming Operator and allocating casino revenues related to goods and services provided to gaming patrons on a complimentary basis